GameTree Video Transcript

0:00
welcome to game tree a platform for things I got this are you share yeah

0:06
hello I'm Johnny entry is a gaming have been built for gamers and non-gamers

0:12
it's a really big ideas I can do my best to break it down for you just like every

0:16
role playing game has a town square where you go to train and to buy and

0:20
sell the new question party members entry is that for gamers I will though

0:25
every game every day medium from your computer all the way to your table that

0:30
despite there being more games now than ever before it's never been harder to

0:35
find to stay connected with the ones who want to play with

0:37
despite a record number of games on the market has never been harder to find the

0:42
ones that we want to play most and despite having played the most games now

0:47
those moments in those treasured experiences that we game for have been

0:53
increasingly disappearing into the void as we move on to the next game in the

0:58
next game team to solve all of these problems by getting to know you deep

1:03
down and what you like and what you want we can help you find new best friends

1:07
new favorite games to play with them and even maintain links with your old the

1:11
process starts with you what is your definition of fun how competitive are

1:16
you do you crave fellowship do you care about stories graphics or self

1:22
expression what platform do you use table top computer console mobile based

1:30
on your personality test results

1:32

personal preferences demographics and syncope wizardry our proprietary
1:37

algorithms connect the dots TPU amazingly personal recommendations for
1:41

games
1:42

friends news and events this means more hidden generous and servicing relevant
1:47

reviews from gamers similar to you I'm really excited about it I think that
1:51

it's a great opportunity for people to create stars are really embodied there
1:56

their personality and their spirit in a way that they haven't really been able
2:00

to share with the room for artists gaming for me has always been about the
2:04

look of the game which draws me to it the character design the animation find
2:09

inspiration all of that game 3 is the best solution to deliver on this idea
2:13

because we're an independent public benefit corporation what this means is
2:18

that we can rise above the game platform news and production companies to deliver
2:23

the whole picture in the best possible way without conflicts of interest
2:27

it won't be easy though and we need your help to realize game trees industry be
2:31

defining potential where to gamers from around the world booking profound
2:34

investors in addition to financial returns to get to be among the first to
2:38

get to use game tree and have a say in design decisions for the meeting you